Form 11-KT


                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                  Annual Report


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                  For the Seven Months ended December 31, 1997


                               The Grist Mill Co.
                   Employees Retirement Savings Plan and Trust


                                 Grist Mill Co.
                                  P.O. Box 430
                               21340 Hayes Avenue
                           Lakeville, Minnesota 55044

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                   Audited Financial Statements and Schedules



                    Seven Months ended December 31, 1997 and
                             Year ended May 31, 1997




                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements and Schedules

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................5
Notes to Financial Statements..................................................8
Item 27(a) - Schedule of Assets Held for Investment Purposes..................13
Item 27(d) - Schedule of Reportable Transactions..............................14

                         [Ernst & Young LLP Letterhead]



                         Report of Independent Auditors



Board of Directors
Grist Mill Co.

We have audited the accompanying statements of net assets available for benefits of The Grist Mill Co. Employees Retirement Savings Plan and Trust as of December 31, 1997 and May 31, 1997, and the related statements of changes in net assets available for benefits for the seven months ended December 31, 1997 and year ended May 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan's net assets available for benefits at December 31, 1997 and May 31, 1997, and the changes in its net assets available for benefits for the seven months ended December 31, 1997 and year ended May 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the seven months then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the December 31, 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the December 31, 1997 financial statements taken as a whole.

                                               /s/ Ernst & Young LLP


May 29, 1998

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                 Statement of Net Assets Available for Benefits

                                December 31, 1997



                                                                              SCHWAB             STRONG           DODGE &
                                                           GRIST MILL      INSTITUTIONAL       GOVERNMENT           COX
                                                           CO. STOCK         ADVANTAGE         SECURITIES         BALANCED
                                            TOTAL             FUND           MONEY FUND           FUND              FUND
                                         ----------------------------------------------------------------------------------
ASSETS
Cash transactions pending                $   70,701        $    5,792        $       --        $       --        $       --
Investments--at market value:
   Cash equivalents                         680,388                --           680,388                --                --
   Common stock of employer               1,910,810         1,910,810                --                --                --
   Mutual funds                           2,996,594                --                --           353,261           215,865
   Grist Mill Company Loan Fund             421,204                --                --                --                --
                                         ----------------------------------------------------------------------------------
                                          6,008,996         1,910,810           680,388           353,261           215,865

Contributions and other receivables          97,181                --                --                --                --
                                         ----------------------------------------------------------------------------------
Net assets available for benefits        $6,176,878        $1,916,602        $  680,388        $  353,261        $  215,865
                                         ==================================================================================

SEE ACCOMPANYING NOTES.


 SELECTED                                       AMERICAN
 AMERICAN                                       ADVANTAGE
  SHARES         OAKMARK          BARON       INTERNATIONAL        LOAN
   FUND            FUND         ASSET FUND     EQUITY FUND         FUND        UNALLOCATED
------------------------------------------------------------------------------------------

$    2,155      $   10,663      $   11,596      $    4,186      $       --      $   36,309

        --              --              --              --              --              --
        --              --              --              --              --              --
   927,037         654,471         526,014         319,946              --              --
        --              --              --              --         421,204              --
------------------------------------------------------------------------------------------
   927,037         654,471         526,014         319,946         421,204              --

        --              --              --              --              --          97,181
------------------------------------------------------------------------------------------
$  929,192      $  665,134      $  537,610      $  324,132      $  421,204      $  133,490
==========================================================================================


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                 Statement of Net Assets Available for Benefits

                                  May 31, 1997


                                                   GRIST MILL      MONEY        FIXED       COMMON       INTER-
                                                       CO.        MARKET       INCOME       STOCK       NATIONAL       LOAN
                                        TOTAL      STOCK FUND      FUND         FUND         FUND         FUND         FUND
                                      ----------------------------------------------------------------------------------------
ASSETS
Investments--at market value:
   Cash equivalents                   $   20,417   $        2   $       --   $       --   $       --   $       --   $   20,415
   Common stock of employer            1,391,257    1,391,257           --           --           --           --           --
   Mutual funds                        3,350,430           --      555,610      522,375    1,787,343      485,102           --
   Grist Mill Company Loan Fund          321,384           --           --           --           --           --      321,384
                                      ----------------------------------------------------------------------------------------
                                       5,083,488    1,391,259      555,610      522,375    1,787,343      485,102      341,799

Contributions and other receivables      113,817       14,898       13,936       11,710       43,763       16,398       13,112
Interfund transfers and adjustments           --       10,085        5,772        4,068       10,394        3,208      (33,527)
                                      ----------------------------------------------------------------------------------------
Net assets available for benefits     $5,197,305   $1,416,242   $  575,318   $  538,153   $1,841,500   $  504,708   $  321,384
                                      ========================================================================================

SEE ACCOMPANYING NOTES.

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                      Seven Months ended December 31, 1997



                                                      GRIST MILL        MONEY           FIXED           COMMON           INTER-
                                                      CO. STOCK         MARKET          INCOME          STOCK           NATIONAL
                                        TOTAL            FUND            FUND            FUND            FUND             FUND
                                     -------------------------------------------------------------------------------------------
Additions:
   Employee contributions            $   480,381     $    55,237     $    42,898     $    38,451     $   148,913     $    66,789
   Employer contributions                112,639          13,736          10,583           9,503          34,529          15,219
   Employee rollovers                        161              97              --              --              --              64
   Interest and dividend income           88,654           4,462          16,067          18,272          20,219           1,191
   Other                                  13,918              --              --              --              --              --
                                     -------------------------------------------------------------------------------------------
                                         695,753          73,532          69,548          66,226         203,661          83,263
Deductions:
   Benefit payments                     (526,815)       (207,056)        (36,236)        (45,886)       (178,310)        (27,723)
                                     -------------------------------------------------------------------------------------------
                                        (526,815)       (207,056)        (36,236)        (45,886)       (178,310)        (27,723)

Net interfund transfers                       --         (31,594)       (608,630)       (565,272)     (2,069,833)       (545,102)
Net realized and unrealized
   appreciation/(depreciation) in
   market value of investments           810,635         665,478              --           6,779         202,982         (15,146)
                                     -------------------------------------------------------------------------------------------
Net additions (deductions)               979,573         500,360        (575,318)       (538,153)     (1,841,500)       (504,708)
Net assets available for benefits
   at beginning of period              5,197,305       1,416,242         575,318         538,153       1,841,500         504,708
                                     -------------------------------------------------------------------------------------------
Net assets available for benefits
   at end of period                  $ 6,176,878     $ 1,916,602     $        --     $        --     $        --     $        --
                                     ===========================================================================================


SEE ACCOMPANYING NOTES.


    SCHWAB        STRONG         DODGE &       SELECTED                                    AMERICAN
INSTITUTIONAL  GOVERNMENT         COX          AMERICAN                                    ADVANTAGE
   ADVANTAGE    SECURITIES      BALANCED        SHARES        OAKMARK         BARON      INTERNATIONAL       LOAN
  MONEY FUND       FUND           FUND           FUND           FUND        ASSET FUND    EQUITY FUND        FUND       UNALLOCATED
-----------------------------------------------------------------------------------------------------------------------------------

 $    10,183   $     2,780    $     5,143    $     8,877    $     8,619    $     9,343    $     3,383    $        --    $    79,765
       2,553           624          1,221          2,155          2,044          2,252            804             --         17,416
          --            --             --             --             --             --             --             --             --
       1,114           979         10,876             --             --             --         15,474             --             --
          --            --             --             --             --             --             --             --         13,918
-----------------------------------------------------------------------------------------------------------------------------------
      13,850         4,383         17,240         11,032         10,663         11,595         19,661             --        111,099

          --            --             --             --             --             --             --        (31,604)            --
-----------------------------------------------------------------------------------------------------------------------------------
          --            --             --             --             --             --             --        (31,604)            --

     666,538       348,483        209,135        958,993        643,640        518,793        321,034        131,424         22,391


          --           395        (10,510)       (40,833)        10,831          7,222        (16,563)            --             --
-----------------------------------------------------------------------------------------------------------------------------------
     680,388       353,261        215,865        929,192        665,134        537,610        324,132         99,820        133,490

          --            --             --             --             --             --             --        321,384             --
-----------------------------------------------------------------------------------------------------------------------------------

 $   680,388   $   353,261    $   215,865    $   929,192    $   665,134    $   537,610    $   324,132    $   421,204    $   133,490
===================================================================================================================================


7

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                             Year ended May 31, 1997


                                                   GRIST MILL      MONEY        FIXED         COMMON        INTER-
                                                       CO.         MARKET       INCOME        STOCK        NATIONAL       LOAN
                                      TOTAL        STOCK FUND       FUND         FUND          FUND          FUND         FUND
                                   ----------------------------------------------------------------------------------------------
Additions:
   Employee contributions          $   751,603    $   170,626    $  105,359   $   89,176   $   281,291    $  105,151   $       --
   Employer contributions              175,910         40,742        25,127       21,834        63,652        24,555           --
   Employee rollovers                    2,611            185         1,220           83           675           448           --
   Interest and dividend income        189,478          8,150        25,247       33,173        93,411        29,497           --
                                   ----------------------------------------------------------------------------------------------
                                     1,119,602        219,703       156,953      144,266       439,029       159,651           --
Deductions:
   Benefit payments                   (373,171)       (86,743)      (17,314)     (44,701)     (195,290)      (16,950)     (12,173)
                                   ----------------------------------------------------------------------------------------------
                                      (373,171)       (86,743)      (17,314)     (44,701)     (195,290)      (16,950)     (12,173)

Net interfund transfers                     --         92,798      (144,504)     (58,691)      (38,729)       32,483      116,643
Net realized and unrealized
   appreciation in market value
   of investments                      297,458          3,874            --        1,802       246,476        45,306           --
                                   ----------------------------------------------------------------------------------------------
Net additions (deductions)           1,043,889        229,632        (4,865)      42,676       451,486       220,490      104,470
Net assets available for
   benefits at beginning of year     4,153,416      1,186,610       580,183      495,477     1,390,014       284,218      216,914
                                   ----------------------------------------------------------------------------------------------
Net assets available for
   benefits at end of year         $ 5,197,305    $ 1,416,242    $  575,318   $  538,153   $ 1,841,500    $  504,708   $  321,384
                                   ==============================================================================================


SEE ACCOMPANYING NOTES.

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                          Notes to Financial Statements

                                December 31, 1997



1.  SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENTS

Investments are recorded at fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price of the year. Investments in the Loan Fund are valued at the amount of the participant loan net of principal repayments.

FEDERAL INCOME TAXES

Participants are not taxed currently on the employer's contributions to the Plan or on income earned by the Plan. Distributions of benefits to participants, their estates or beneficiaries generally are subject to federal income tax.

EXPENSES

Grist Mill Co. pays all costs of maintaining and administering the Plan.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  DESCRIPTION OF THE PLAN

Employees who meet certain eligibility requirements (based primarily on length of employment) can participate in The Grist Mill Co. Employees Retirement Savings Plan and Trust. Union employees of the Company's subsidiary, Grist Mill Confections, Inc., are ineligible to participate in the Plan. Under the terms of the Plan, the employer matches 30% of the first 7% of employee contributions and may, at its discretion,

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

2.  DESCRIPTION OF THE PLAN (CONTINUED)

contribute an additional amount. Employees can defer up to 20% of their compensation on a before-tax basis (15% prior to December 1, 1997).

Employer matching and employee deferral contributions fully vest at the time of contribution. Employer discretionary contributions are fully vested after five years of service. Forfeitures are added to and allocated along with Employer Profit Sharing Contributions in the Plan year in which forfeitures occur. There were no forfeitures for the seven months ended December 31, 1997 and the year ended May 31, 1997.

Employees select how their contributions will be invested. Effective December 1, 1997, the assets of the Plan were transferred to Charles Schwab Trust Company. The investment options at Schwab include Schwab Institutional Advantage Money Fund, American Advantage International Equity Fund, Barron Asset Fund, Dodge & Cox Balanced Fund, Oakmark Fund, Selected American Shares Fund, Strong Government Securities Fund, and Grist Mill Co. common stock. Prior to December 1, 1997, the investment options were stock of the employer, a fixed income fund, a common stock fund, an international stock fund and a money market fund.

Participants who meet certain criteria may obtain loans from the Plan based on their cumulative contributions. The maximum amount of the loan is the lesser of $50,000 or one-half of the vested account balance. The loan must be repaid within a five-year period unless the loan is used to purchase a principal residence.

Allocation of income is in accordance with the provisions in the Plan document. A copy of the Summary Plan Description may be obtained from Grist Mill Co.

Benefits are paid upon retirement, death, disability and termination of employment. Advances in the event of a proven financial hardship are also provided for by the Plan.

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

2.  DESCRIPTION OF THE PLAN (CONTINUED)

The employer has the right to terminate the Plan or completely discontinue its contributions to the Plan at any time. If the Plan is terminated or partially terminated, or if Grist Mill Co.'s contributions are permanently discontinued, affected participants will become fully vested in their accounts. If the Plan is terminated, Grist Mill Co. will determine the timing of the disposition of assets to plan participants and their beneficiaries.

This note is intended to highlight the principal provisions of the Plan. A more complete explanation of the technical requirements and definitions is contained in the Summary Plan Description.

3.  INVESTMENTS

The Plan's investments are held by a trust fund. The Plan's investments (including investments bought, sold, as well as held during the year) appreciated $810,635 and $297,458 for the seven months ended December 31, 1997 and year ended May 31, 1997, respectively. During the seven months ended December 31, 1997 and year ended May 31, 1997, the Plan's investments appreciated in fair value as follows:

                                                               NET APPRECIATION
                                                                IN MARKET VALUE
                                                                 DURING PERIOD
                                                               ----------------
Seven months ended December 31, 1997:
  Common stocks:
    Grist Mill Co.                                                 $ 665,478
  Mutual funds                                                       145,157
                                                               ----------------
                                                                   $ 810,635
                                                               ================
Year ended May 31, 1997:
  Common stocks:
    Grist Mill Co.                                                 $   3,874
  Mutual funds                                                       293,584
                                                               ----------------
                                                                   $ 297,458
                                                               ================

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

3.  INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of net assets is as follows:

December 31, 1997
   Grist Mill Co. Common Stock                                       $1,910,810
   Schwab Institutional Advantage Money Fund                            680,388
   Selected American Shares Fund                                        927,037
   Oakmark Fund                                                         654,471
   Baron Asset Fund                                                     526,014
   Strong Government Securities Fund                                    353,261
   American Advantage International Equity Fund                         319,946
   Grist Mill Company-401(k) Master Promissory Note                     421,204

May 31, 1997
   Investment Company of America                                     $1,787,343
   Grist Mill Co. Common Stock                                        1,391,257
   Cash Management Trust of America                                     555,610
   Intermediate Bond Fund of America                                    522,375
   EuroPacific Growth Fund                                              485,102
   Grist Mill Company-401(k) Master Promissory Note                     321,384

4.  TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain legal and accounting fees, and administrative expenses relating to the maintenance of participant eligibility records are absorbed by Grist Mill Co. Other than as described above or pursuant to a certain trust agreement, the Plan has had no agreements or transactions with any parties-in-interest.

5.  TAX STATUS

The Plan has received a determination letter, dated September 13, 1994, from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax laws.

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

5.  TAX STATUS (CONTINUED)

Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

The Plan has applied for a new determination letter. A response from the IRS is pending.

6.  SUBSEQUENT EVENT

Effective April 17, 1998, International Home Foods acquired Grist Mill Company. As a result of Grist Mill Company stock no longer being traded on NASDAQ, the Grist Mill Co. stock has been eliminated as an investment option. All Grist Mill stock held by the Plan has been liquidated and the proceeds invested in the Schwab Institutional Advantage Money Fund.

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                                 EIN: 41-0974681
                                    Plan #001

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1997



        IDENTITY OF ISSUE, BORROWER,                 DESCRIPTION OF                           CURRENT
          LESSOR OR SIMILAR PARTY                      INVESTMENT              COST            VALUE
-------------------------------------------------------------------------------------------------------
Schwab Institutional Advantage Money Fund*           680,388 units          $  680,388      $   680,388

Grist Mill Co. Common Stock*                         191,081 units           1,258,807        1,910,810

American Advantage International Equity Fund          19,984 units             336,508          319,946

Barron Asset Fund                                     10,843 units             518,793          526,014

Dodge & Cox Balanced Fund                              3,232 units             226,375          215,865

Oakmark Fund                                          16,196 units             643,640          654,471

Selected American Shares Fund                         34,107 units             933,399          927,037

Strong Government Securities Fund                     32,861 units             352,867          353,261

Grist Mill Company*-401(k) Master Promissory     Interest rates ranging
  Note (1)                                             from 7%-10%                  --          421,204
                                                                            ---------------------------
                                                                            $4,950,777       $6,008,996
                                                                            ===========================


* Indicates party-in-interest.

17

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                                 EIN: 41-0974681
                                    Plan #001

                Item 27(d) - Schedule of Reportable Transactions

                      Seven Months ended December 31, 1997






          IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSET
--------------------------------------------------------------------------------------------
CATEGORY (i)--SINGLE TRANSACTION IN EXCESS OF 5% OF PLAN ASSETS

First American Prime Obligation Fund           Purchased 550,370 units
                                               Purchased 547,644 units
                                               Purchased 2,091,357 units
                                               Purchased 556,619 units
                                               Sold 550,379 units
                                               Sold 547,656 units
                                               Sold 2,091,367 units
                                               Sold 556,624 units

Baron Asset Fund                               Purchased 10,287 units

Oakmark Fund                                   Purchased 15,851 units

Schwab Institutional Advantage Money Fund      Purchased 433,158 units


                       [WIDE TABLE CONTINUED FROM ABOVE]

                                                                                       CURRENT
                                                                                        VALUE
                                                                                     OF ASSET ON
                                                PURCHASE      SELLING      COST OF   TRANSACTION    NET GAIN
          IDENTITY OF PARTY INVOLVED              PRICE        PRICE        ASSET        DATE       OR (LOSS)
-------------------------------------------------------------------------------------------------------------


First American Prime Obligation Fund           $  550,370                $  550,370   $  550,370
                                                  547,644                   547,644      547,644
                                                2,091,357                 2,091,357    2,091,357
                                                  556,619                   556,619      556,619
                                                            $  550,379      550,379      550,379   $       --
                                                               547,656      547,656      547,656           --
                                                             2,091,367    2,091,367    2,091,367           --
                                                               556,624      556,624      556,624           --

Baron Asset Fund                                  492,940                   492,940      492,940

Oakmark Fund                                      630,072                   630,072      630,072

Schwab Institutional Advantage Money Fund         433,158                   433,158      433,158


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                                 EIN: 41-0974681
                                    Plan #001

          Item 27(d) - Schedule of Reportable Transactions (continued)






          IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSET
--------------------------------------------------------------------------------------------
CATEGORY (i)--SINGLE TRANSACTION IN EXCESS OF 5% OF PLAN ASSETS (CONTINUED)

Selected American Shares Fund                  Purchased 62,992 units
                                               Sold 29,213 units

Intermediate Bond Fund of America              Sold 40,472 units


Cash Management Trust of America               Sold 548,508 units


EuroPacific Growth Fund                        Sold 20,737 units


Investment Company of America                  Sold 69,040 units


                       [WIDE TABLE CONTINUED FROM ABOVE]

                                                                                       CURRENT
                                                                                        VALUE
                                                                                     OF ASSET ON
                                                PURCHASE      SELLING      COST OF   TRANSACTION    NET GAIN
          IDENTITY OF PARTY INVOLVED              PRICE        PRICE        ASSET        DATE       OR (LOSS)
-------------------------------------------------------------------------------------------------------------


Selected American Shares Fund                  $1,724,080                $1,724,080   $1,724,080
                                                            $  765,087      799,558      765,087   $  (34,471)

Intermediate Bond Fund of America                              546,374      558,693      546,374      (12,319)


Cash Management Trust of America                               548,508      548,508      548,508           --


EuroPacific Growth Fund                                        558,451      517,681      558,451       40,770


Investment Company of America                                2,095,377    1,459,787    2,095,377      635,590


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                                 EIN: 41-0974681
                                    Plan #001

          Item 27(d) - Schedule of Reportable Transactions (continued)






          IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSET
--------------------------------------------------------------------------------------------
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

American Funds:

   First American Prime Obligation Fund        Purchased 4,655,857 units in 114 transactions
                                               Sold 4,676,274 units in 86 transactions

   Intermediate Bond Fund of America           Purchased 5,719 units in 14 transactions
                                               Sold 44,907 units in 12 transactions

   Cash Management Trust of America            Purchased 79,420 units in 14 transactions
                                               Sold 635,030 units in 11 transactions

   EuroPacific Growth Fund                     Purchased 3,856 units in 10 transactions
                                               Sold 21,464 units in 8 transactions

   Investment Company of America               Purchased 8,760 units in 12 transactions
                                               Sold 74,135 units in 12 transactions


                       [WIDE TABLE CONTINUED FROM ABOVE]

                                                                                       CURRENT
                                                                                        VALUE
                                                                                     OF ASSET ON
                                                PURCHASE      SELLING      COST OF   TRANSACTION    NET GAIN
          IDENTITY OF PARTY INVOLVED              PRICE        PRICE        ASSET        DATE       OR (LOSS)
-------------------------------------------------------------------------------------------------------------


American Funds:

   First American Prime Obligation Fund        $4,655,857                $4,655,857   $4,655,857
                                                            $4,676,274    4,676,274    4,676,274   $       --

   Intermediate Bond Fund of America               76,834                    76,834       76,834
                                                               605,988      620,019      605,988      (14,031)

   Cash Management Trust of America                79,420                    79,420       79,420
                                                               635,030      635,030      635,030           --

   EuroPacific Growth Fund                        109,423                   109,423      109,423
                                                               579,379      535,594      579,379       43,785

   Investment Company of America                  258,490                   258,490      258,490
                                                             2,248,814    1,565,376    2,248,814      683,438


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                                 EIN: 41-0974681
                                    Plan #001

          Item 27(d) - Schedule of Reportable Transactions (continued)






          IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSET
--------------------------------------------------------------------------------------------
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS (CONTINUED)

Grist Mill Co. Common Stock                    Purchased 18,422 units in 9 transactions
                                               Sold 26,533 units in 11 transactions

American Advantage International Equity Fund   Purchased 19,984 units in 3 transactions

Baron Asset Fund                               Purchased 10,843 units in 2 transactions

Oakmark Fund                                   Purchased 16,196 units in 2 transactions

Schwab Institutional Advantage Money Fund      Purchased 680,388 units in 5 transactions

Selected American Shares Fund                  Purchased 63,320 units in 2 transactions
                                               Sold 29,213 units in 1 transaction

Strong Government Securities Fund              Purchased 32,861 units in 5 transactions


There were no category (ii) or (iv) transactions for the seven months ended December 31, 1997.



                       [WIDE TABLE CONTINUED FROM ABOVE]

                                                                                       CURRENT
                                                                                        VALUE
                                                                                     OF ASSET ON
                                                PURCHASE      SELLING      COST OF   TRANSACTION    NET GAIN
          IDENTITY OF PARTY INVOLVED              PRICE        PRICE        ASSET        DATE       OR (LOSS)
-------------------------------------------------------------------------------------------------------------


Grist Mill Co. Common Stock                    $  157,710                $  157,710   $  157,710
                                                            $  225,945      172,056      225,945   $   53,889

American Advantage International Equity Fund      336,508                   336,508      336,508

Baron Asset Fund                                  518,793                   518,793      518,793

Oakmark Fund                                      643,640                   643,640      643,640

Schwab Institutional Advantage Money Fund         680,388                   680,388      680,388

Selected American Shares Fund                   1,732,958                 1,732,958    1,732,958
                                                               765,087      799,558      765,087      (34,471)

Strong Government Securities Fund                 352,867                   352,867      352,867
